Singtel

07025901

12 July 2007

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington
District of Colombia 20549
United States of America

SEC MAIL RECEIVED JUL 2007 WASH, D.C. 185

SUPPL

Dear Sirs

SINGAPORE TELECOMMUNICATIONS LIMITED'S SUBMISSION TO SECURITIES AND EXCHANGE COMMISSION

Pursuant to Rule 12g3-2(b) of the U.S. Securities Exchange Act, we enclose the attached release by Singapore Telecommunications Limited to Singapore Exchange Securities Trading Limited and Australian Stock Exchange Limited for the period 2 July 2007 to 6 July 2007.

Our SEC file number is 82-3622.

Yours faithfully

Lim Li Ching (Ms)
Assistant General Counsel

PROCESSED
AUG 14 2007
THOMSON FINANCIAL

Encs

Singapore Telecommunications Limited
Company registration number: 199201624D
31 Exeter Road Comcentre #18-00
Singapore 239732
Tel: +65 6838 3388 Fax: +65 6732 8428
Email: contact@singtel.com Website: www.singtel.com

Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	SINGTEL
Company Registration No.	199201624D
Announcement submitted on behalf of	SINGTEL
Announcement is submitted with respect to *	SINGTEL
Announcement is submitted by *	Lim Li Ching
Designation *	Assistant Company Secretary
Date & Time of Broadcast	04-Jul-2007 07:46:39
Announcement No.	00006

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	Press Statement
Description	
Attachments:	PS4Jul07.pdf Total size = **22K** (2048K size limit recommended)

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SINGAPORE TELECOMMUNICATIONS LIMITED
(Incorporated in the Republic of Singapore)
Company Registration Number: 199201624D

Press Statement

In conjunction with Bharti granting an option to Temasek to acquire an indirect stake in Bharti Airtel Limited, the relevant parties have reached agreement that SingTel and Bharti have first rights to the shares acquired by Temasek pursuant to exercise of the option, subject to certain conditions.

Dated: 4 July 2007

From: Lim Li Ching
Sent: Wednesday, July 04, 2007 7:47 AM
To: Lorinda Leung; Zairani Bte Ahmed; Foo Yen Yen; Lee Bee Chin; Ong Winn Nie
Subject: FW: SGX Corporate Announcements :: MISCELLANEOUS

From: sgxnetadmin@sgx.com on behalf of SGX_Corporate_Announcement_System%SNETDO@sgx.com [SMTP:SGX_CORPORATE_ANNOUNCEMENT_SYSTEM%SNETDO@SGX.COM]
Sent: Wednesday, July 04, 2007 7:46:39 AM
To: Chan Su Shan; Lim Li Ching
Subject: SGX Corporate Announcements :: MISCELLANEOUS
Auto forwarded by a Rule

Your Corporate Announcement submission has been received successfully. Please check your announcement at the SGX Website to ensure completeness and accuracy of the information sent.

Announcement details :-

=-=
Announcement Title :: MISCELLANEOUS
Announcement No. :: 00006
Submission Date & Time :: 04-Jul-2007 07:45:59
Broadcast Date & Time :: 04-Jul-2007 07:46:39
Company Name :: SINGTEL
Submitted By :: Lim Li Ching
=-=

>> CLICK HERE for the full announcement details.

ASX

AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE

Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 04/07/2007

TIME: 11:51:31

TO: SINGAPORE TELECOMMUNICATIONS LIMITED.

FAX NO: 0019-65-6738-3769

FROM: ASX LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Press Statement

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279.**

SINGAPORE TELECOMMUNICATIONS LIMITED
(Incorporated in the Republic of Singapore)
Company Registration Number: 199201624D

Press Statement

In conjunction with Indian Continent Investment Limited, a company in the Bharti group, granting an option to MacRitchie Investments Pte. Ltd. ("MIPL"), a company in the Temasek group, to acquire an indirect stake in Bharti Airtel Limited, the relevant parties in the Temasek group, the Bharti group and the SingTel group have reached agreement that the SingTel group and the Bharti group have first rights to the shares acquired by MIPL pursuant to exercise of the option, subject to certain conditions.

Dated: 4 July 2007

From: ASX.Online@asx.com.au
Sent: Wednesday, July 04, 2007 9:51 AM
To: Foo Yen Yen; Zairani Bte Ahmed; Lorinda Leung; Ong Winn Nie
Subject: SGT - ASX Online e-Lodgement - Confirmation of Release

Attachments: 473842.pdf

473842.pdf (82 KB)

ASX confirms the release to the market of Doc ID: 473842 as follows:
Release Time: 04-Jul-2007 11:51:22
ASX Code: SGT
File Name: 473842.pdf
Your Announcement Title: Press Statement

Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	SINGTEL
Company Registration No.	199201624D
Announcement submitted on behalf of	SINGTEL
Announcement is submitted with respect to *	SINGTEL
Announcement is submitted by *	Lim Li Ching
Designation *	Assistant Company Secretary
Date & Time of Broadcast	03-Jul-2007 14:51:46
Announcement No.	00044

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	Monthly Report on quotation of CHESS Units of foreign securities relating to shares of Singapore Telecommunications Limited on the Australian Stock Exchange Limited
Description	Attached is an announcement made by Singapore Telecommunications Limited to the Australian Stock Exchange Limited ("ASX") today, as requested by ASX in accordance with its quotation arrangements.
Attachments:	App3B-300607-sgx.pdf Total size = **295K** (2048K size limit recommended)

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Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

Singapore Telecommunications Limited

ABN

ARBN 096 701 567

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	CHESS Depositary Interests ("CDIs") issued over ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	At 31 May 2007 456,670,389 Net transfers* (24,699,576) At 30 June 2007 431,970,813 * Transfers between CDIs and ordinary shares listed on the Stock Exchange of Singapore Exchange Securities Trading Limited ("SGX-ST")
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	See item 1 above

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	Not applicable
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Transfers between CDIs and ordinary shares listed on SGX-ST
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	See item 2 above

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	431,970,813 (as at 30 Jun 2007)	CDIs issued over ordinary shares

+ See chapter 19 for defined terms.

30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 3 July 2007

Lim Li Ching
Assistant Company Secretary

Print name: ....

+ See chapter 19 for defined terms.

SINGAPORE TELECOMMUNICATIONS LIMITED
ARBN 096701567

Top 20 holders of ORD & DEF GROUPED as at 29 June 2007

Rank	Name	Units	% of Issued CDI's
1	HSBC CUSTODY NOMINEES (AUSTRALIA) LIMITED	100,307,159	23.22
2	NATIONAL NOMINEES LIMITED	75,306,403	17.43
3	JP MORGAN NOMINEES AUSTRALIA LIMITED	32,389,979	7.50
4	RBC DEXIA INVESTOR SERVICES AUSTRALIANOMINEES PTY LIMITED	24,775,827	5.74
5	RBC DEXIA INVESTOR SERVICES AUSTRALIA NOMINEES PTY LIMITED <PIPOOLED A/C>	24,743,569	5.73
6	CITICORP NOMINEES PTY LIMITED	14,600,116	3.38
7	CITICORP NOMINEES PTY LIMITED <CFSIL CWLTH AUST SHS 1 A/C>	10,200,000	2.36
8	COGENT NOMINEES PTY LIMITED	9,885,849	2.29
9	CITICORP NOMINEES PTY LIMITED <CFS WSLE IMPUTATION FND A/C>	9,618,511	2.23
10	CITICORP NOMINEES PTY LIMITED <CFS IMPUTATION FUND A/C>	6,247,426	1.45
11	M F CUSTODIANS LTD	4,784,253	1.11
12	AUSTRALIAN REWARD INVESTMENT ALLIANCE	4,403,467	1.02
13	CITICORP NOMINEES PTY LIMITED <CFS WSLE AUST SHARE FND A/C>	4,319,157	1.00
14	THE AUSTRALIAN NATIONAL UNIVERSITY	3,650,000	0.84
15	RBC DEXIA INVESTOR SERVICES AUSTRALIA NOMINEES PTY LIMITED <PIIC A/C>	3,549,420	0.82
16	QUEENSLAND INVESTMENT CORPORATION	3,377,066	0.78
17	CITICORP NOMINEES PTY LIMITED <CFSIL CWLTH AUST SHS 4 A/C>	2,896,542	0.67
18	CITICORP NOMINEES PTY LIMITED <CFSIL CWLTH AUST SHS 8 A/C>	2,892,000	0.67
19	AMP LIFE LIMITED	2,151,836	0.50
20	THE UNIVERSITY OF MELBOURNE	2,116,516	0.49
	Top 20 holders of ORD & DEF GROUPED as at 29 Jun 2007	**342,215,096**	**79.23**

From: Lim Li Ching
Sent: Tuesday, July 03, 2007 2:52 PM
To: Lorinda Leung; Zairani Bte Ahmed; Foo Yen Yen; Lee Bee Chin; Ong Winn Nie
Subject: FW: SGX Corporate Announcements :: MISCELLANEOUS

From: sgxnetadmin@sgx.com on behalf of SGX_Corporate_Announcement_System%SNETDO@sgx.com [SMTP:SGX_CORPORATE_ANNOUNCEMENT_SYSTEM%SNETDO@SGX.COM]
Sent: Tuesday, July 03, 2007 2:51:46 PM
To: Chan Su Shan; Lim Li Ching
Subject: SGX Corporate Announcements :: MISCELLANEOUS
Auto forwarded by a Rule

Your Corporate Announcement submission has been received successfully. Please check your announcement at the SGX Website to ensure completeness and accuracy of the information sent.

Announcement details :-

=-=
Announcement Title :: MISCELLANEOUS
Announcement No. :: 00044
Submission Date & Time :: 03-Jul-2007 14:50:55
Broadcast Date & Time :: 03-Jul-2007 14:51:46
Company Name :: SINGTEL
Submitted By :: Lim Li Ching
=-=

>> CLICK HERE for the full announcement details.

ASX

AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE

Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 03/07/2007

TIME: 16:59:20

TO: SINGAPORE TELECOMMUNICATIONS LIMITED.

FAX NO: 0019-65-6738-3769

FROM: ASX LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Appendix 3B

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

From: ASX.Online@asx.com.au
Sent: Tuesday, July 03, 2007 3:00 PM
To: Foo Yen Yen; Zairani Bte Ahmed; Lorinda Leung; Ong Winn Nie
Subject: SGT - ASX Online e-Lodgement - Confirmation of Release

Attachments: 473500.pdf

473500.pdf (339 KB)

ASX confirms the release to the market of Doc ID: 473500 as follows:
Release Time: 03-Jul-2007 16:59:10
ASX Code: SGT
File Name: 473500.pdf
Your Announcement Title: Appendix 3B

ASX

AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE

Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 03/07/2007

TIME: 17:02:26

TO: SINGAPORE TELECOMMUNICATIONS LIMITED.

FAX NO: 0019-65-6738-3769

FROM: ASX LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Top 20 shareholders

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279.**

From: ASX.Online@asx.com.au
Sent: Tuesday, July 03, 2007 3:03 PM
To: Foo Yen Yen; Zairani Bte Ahmed; Lorinda Leung; Ong Winn Nie
Subject: SGT - ASX Online e-Lodgement - Confirmation of Release

Attachments: 473503.pdf

473503.pdf (68 KB)

ASX confirms the release to the market of Doc ID: 473503 as follows:
Release Time: 03-Jul-2007 17:02:21
ASX Code: SGT
File Name: 473503.pdf
Your Announcement Title: Top 20 Shareholders

END